                    Filed by Genzyme Corporation (Commission File No. 000-14680)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

  Subject Companies: Biomatrix, Inc. (Commission File No. 001-14221) and Genzyme
             Corporation's Surgical Products Division and Tissue Repair Division

[The following is the text of slides from a slide show being presented in meetings with analysts, potential investors and others.]

SLIDE:

         FORWARD-LOOKING STATEMENTS

         This presentation contains forward-looking statements.
         Actual results may differ materially.
         Risk factors described on Form 8-K filed on June 11, 1999

SLIDE:

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS RELATING TO THE MERGER TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY GENZYME AND BIOMATRIX WITH THE COMMISSION MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE COMMISSION'S WEB SITE (WWW.SEC.GOV). THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM GENZYME OR BIOMATRIX, AS THE CASE MAY BE. REQUESTS TO GENZYME SHOULD MAY BE DIRECTED TO GENZYME CORPORATION, ONE KENDALL SQUARE, BUILDING 1400, CAMBRIDGE, MASSACHUSETTS 02139, ATTN: CORPORATE COMMUNICATIONS
(617) 252-7500, OR YOU CAN ACCESS DOCUMENTS ON ITS WEBSITE (WWW.GENZYME.COM). REQUESTS TO BIOMATRIX SHOULD BE DIRECTED TO BIOMATRIX, INC., 65 RAILROAD AVENUE, RIDGEFIELD, NEW JERSEY 07657, ATTN: INVESTOR RELATIONS (201) 945-9550 OR YOU CAN ACCESS DOCUMENTS ON ITS WEBSITE (WWW.BIOMATRIX.COM).

SLIDE:

         PIONEERING BIOSURGERY

SLIDE:

         PIONEERING BIOSURGERY: CONVERGENCE OF MECHANICAL AND BIOLOGICAL APPROACHES

                        /--------------------/----------------------------/
           Medical      /                    /        Pharmaceuticals     /
MARKETS                 /                    /        Biotechnology       /
                        /                  Ge/nzyme                       /
                        /--------------------/----------------------------/
           Surgical     /                    /                            /
                        /                  Bi/oSurgery                    /
                        /  Devices           /                            /
                        /--------------------/----------------------------/
                                Mechanical            Biological

                                           PRODUCTS

         CREATING A UNIQUE COMPANY...DEFINING A UNIQUE MARKet

SLIDE:

         BIOSURGERY - EMERGING FROM TWO TECHNOLOGY PLATFORMS

         -  Biomaterials

         -  Cell therapy

With opportunities to leverage conventional biotech and pharma technologies:

         -  Gene therapy

         -  Proteins

         -  Small molecules

SLIDE:

         BIOSURGERY - THREE HIGH POTENTIAL GROWTH MARKETS

         -  Orthopedic Surgery

         -  Cardiothoracic Surgery

         -  Neurosurgery

SLIDE:

CREATING A NEW ENTERPRISE:  GENZYME BIOSURGERY

[in box] Genzyme Surgical (NASD: GZSP) - Pioneer in BioSurgery

[in box] Genzyme Tissue Repair  (NASD: GZSP) - Leader in Bio-orthopedics

[in box] Biomatrix (NYSE: BXM - Pioneer in viscoelastic medical products

[arrows are pointing from boxes above to one box containing text: "GENZYME BIOSURGERY"]

SLIDE:

         GENZYME BIOSURGERY

         -  Proposed ticker (NASD:GZBX)

         -  35 million shares outstanding

         -  Biomatrix shareholders

              -- $250M +/- cash

              -- 47% of GZBX (Exchange 1 for 1)

         -  Genzyme Tissue Repair shareholders

              -- 27% of GZBX (Exchange 0.3352)

         -  Genzyme Surgical Products shareholders

              -- 26% of GZBX (Exchange 0.6060)

SLIDE:

         CREATING A NEW FORM OF BIOTECH COMPANY

         -  High value products, early in their life cycles

         -  A high value pipeline resting on well-regarded scientific platforms

         -  Expertise and infrastructure to build a global business

SLIDE:

         HIGH GROWTH EARLY LIFE CYCLE PRODUCTS

         -  Bio-orthopedic

              -- Synvisc(R)

              -- Carticel(R)

         -  Cardiothoracic

              -- Beating heart CABG instruments

              -- FocalSeal(R) -L*

         -  Adhesion prevention

              -- Seprafilm(TM)

              -- Sepramesh(TM) *

              -- Hylasine(R)*

*Pending FDA approval

SLIDE:

         A HIGH VALUE PIPELINE

         -  Bio-orthopedics

              -- Carticel II for cartilage damage

              -- OA5025 for osteoarthritis

              -- Synvisc (other joints)

         -  Bio-CV

              -- Gene therapy for serious heart disease

                 -  HIF-1(alpha) for angiogenesis

                 -  BARKct for congestive heart failure

              -- Cell therapy for heart muscle scarring

              -- Biomaterials

                 -  FocalSeal-L for CV applications

                 -  CV Sepra

         -  Adhesion Prevention

SLIDE:

         EXPERTISE AND INFRASTRUCTURE

           -   1,300 employees worldwide

           -  6 manufacturing plants

           - Access to Genzyme Corporation's 450 scientists and 180 clinical and regulatory staff

           - Established US and European sales forces in orthopedics and cardiothoracic surgery

           -  Product sales capabilities in GREATER THAN 70 countries

SLIDE:

         FINANCIAL STRENGTH

           -  Revenue of GREATER THAN $250M

           -  Revenue growth 30%

           -  Positive cash earnings per share

           -  GREATER THAN $100M Cash

           -  Substantial market capitalization

SLIDE:

         BIO-ORTHOPEDICS

We are focused on the fundamental problems of connective tissue damage in joints whether caused by disease or traumatic injury

SLIDE:

           BIO-ORTHOPEDICS

           -  Biologically based solutions for musculo-skeletal problems

           -  The two defining products

                -- Carticel(R): cell therapy for cartilage repair

                -- Synvisc(R) : biomaterial for osteoarthritis

SLIDE:

           CARTILAGE DAMAGE

           -  1.7 million knee arthroscopies in 1999 in US

           -  600,000 ACL injuries

           -  650,000 meniscal tears

           -  500,000 articular cartilage defects

                 ~95,000 clinically significant

                 ~40,000 repeat treatments

Source: Piper Jaffray

Company Estimates

SLIDE:

           CARTILAGE REPAIR TREATMENT ALTERNATIVES

           -  Debridement and lavage

           -  Abrasion

           -  Microfracture

           -  Osteochondral autografts

           -  Carticel(R)

SLIDE:

CARTICEL(R) TREATMENT

[Diagram illustrating a biopsy from tissue               [Diagram showing an injection of
         with a defect.]                                      Carticel(R)]

         [Picture captioned "cGMP Cell Processing"]      Periosteal flap

SLIDE:

CONTINUED LONG-TERM IMPROVEMENT

           -  Cartilage Repair Registry

           -  Chronicles progress of patients treated

           -  85% patient improvement 3 years post-op

           - 4-year data to be released in March 2000 at American Academy of Orthopedic Surgeons (AAOS) meeting

SLIDE:

           OSTEOARTHRITIS

           -  13.7 million diagnosed knee OA patients in US

                  - 600,000 of which have severe OA

                  - 6-8 million moderate

           - 4.5 million are beyond initial treatment (management by oral Rx, physical therapy)

           -  3.8 million treated by specialists familiar with HA therapy
              (ORS/RHU)

SLIDE:

           OSTEOARTHRITIS TREATMENT ALTERNATIVES

           -  Oral pain medications

           -  Viscosupplementation

           -  Surgical debridement and lavage

           -  Total knee replacement

SLIDE:

         SYNVISC(R)

         REPLACING OSTEOARTHRITIC SYNOVIAL FLUID

[Picture showing packaging of Synvisc(R) Hylan G-F 20.]

           -  3 intra-articular injections

           -  Provides long term relief  for osteoarthritic knee pain

           - Recommended for those who have failed simple analgesics and physical therapy

           -  Marketed by 6 major pharmaceutical companies worldwide

SLIDE:

         VISCOSUPPLEMENTATION IN CHANGING OA MARKET

           -  Medicare total knee replacements down 5% in 1998

                  - Double digit Increases for the last 10 years

                  - 10 plus increases forecasted

           -  Opinion Leaders document delay in TKR

           -  Leading implant companies seeking market entry in US

           -  New data supports use in mild to moderate OA

SLIDE:

         COMPETITORS:  US MARKET

PRODUCT           PARTNER                   MKT. STATUS

Hyalgan           Sanofi/Orthologic         LESS THAN 20% US share

Orthovisc         Zimmer                    2nd US trial begun

Artz              Smith & Nephew            Unknown

Fermathrom        Biomet                    Unknown

SLIDE:

         PHYSICAL DIFFERENCES CAN BE VISIBLE

                  [Pictures showing consistency of Synvisc(R) and Hyalgan]

Synvisc(R)                                  Hyalgan

SLIDE:

         BIO-ORTHOPEDIC PRODUCT PIPELINE

RESEARCH                           PRECLINICAL                         CLINICAL
                                   DEVELOPMENT                         DEVELOPMENT

Concept     [right arrow]                                                                  Market

                                                                                           [up arrow]

                                                                       [up arrow]          Synvisc
                                                                       Hylagel Nuro        Carticel

[up arrow]                         [up arrow]                          Quicktack           Orthevac
OA5025                             Carticel II                         Tissue Welding      Tevdek
                                   Sepra ORS                           Synvisc: other joints
TGF (beta)                         Synvisc Plus
Bondek ORS

SLIDE:

           BIO-ORTHOPEDIC STRENGTHS

           -  GREATER THAN $100M in revenue growing GREATER THAN 30%

           - Two direct sales forces plus six pharma distribution partners worldwide

           -  Expanding high value pipeline

SLIDE:

         BIO-CARDIO

We are focused on serious heart and lung disease including serious ischemia and advanced congestive heart failure

                        [Picture of surgeons operating.]

SLIDE:

         SERIES CARDIOTHORACIC ILLNESS

           -  More than 1 million mechanical procedures/year in the US

                  -- Over 7 million people suffer from angina

           -  Advanced congestive heart failure

                  -- 1.6 million with class III or IV

                  -- 400,000 more patients each year

           -  200,000 thoracic procedures

SLIDE:

         ATTACKING SERIOUS HEART DISEASE THROUGH...

Biotherapeutics   [right arrow]     Biomaterials     [right arrow]     Devices

SLIDE:

         ATTACKING SERIOUS HEART DISEASE THROUGH...

Biotherapeutics   [right arrow]     Biomaterials     [right arrow]     Devices

           -  Gene Therapy

           -  Cell Therapy

           -  Protein Therapy

           -  Drug Discovery

SLIDE:

         BIOTHERAPEUTICS

           -  Gene Therapy

                - Therapeutic Angiogenesis  [Picture of a heart.]

                - Restenosis

                - Congestive Heart Failure

           -  Cell Therapy

                - heart muscle repair

SLIDE:

           GENE THERAPY CLINICAL STATUS

           -  Lead gene therapy product HIF-1 (alpha)

                  (Hypoxia Inducible Factor)

           -  3Q 1999 Phase I Peripheral Vascular Disease

           -  1H 2000 Phase I clinical Ischemic Heart Disease

SLIDE:

         INDUCTION OF GENE EXPRESSION BY HYPOXIA

                                Sensor Heme - 0(2)
                                   Sensor Heme
                              [arrow pointing down]

             0(2) [up arrow]                          0(2) [up arrow]

                                  HIF - 1(alpha)
                         [arrows pointing to each below]

Anaerobic  Metabolism   Angiogenesis   Vasodiliation  Erythropoiesis   Other
Glycolytic Enzymes                     Nitric Oxide   EPO              Genes
                        VEGF           Synthase
                        VEGF-R

SLIDE:

HIF-1(alpha)                           VEGF 165        A   [picture demonstrating method
                                                            of inducing angiogenesis for
                                                            the treatment of ischemic heart
                                                            disease]

Angiography                     HIF - 1 (alpha)        B   [picture demonstrating method
                                                            of inducing angiogenesis for
                                                            the treatment of ischemic heart
                                                            disease]

                                      (beta)-gal       C   [picture demonstrating method
                                                            of inducing angiogenesis for
                                                            the treatment of ischemic heart
                                                            disease]


SLIDE:

         CELL THERAPY RESEARCH

           -  Cell therapy for damaged heart muscle

           -  Post-MI scarring is initial target

           -  Collaborations with academic researchers

           -  Early preclinical studies show promise

           -  Considerable Genzyme expertise

SLIDE:

           ATTACKING SERIOUS HEART DISEASE THROUGH...

Biotherapeutics   [right arrow]     Biomaterials     [right arrow]      Devices

           -  Gene Therapy               -    Sepra(R) Products

           -  Cell Therapy               -    FocalSeal(R)- L

                                         -    Other

SLIDE:

           SEPRA(R) IN CARDIOTHORACIC SURGERY

           - 1999 CV-Seprafilm(R) approved in Europe for use in Coronary Artery Bypass Grafting surgery

           - 3Q 1999 initiated pivotal trial in U.S. for cardiac surgery adhesion prevention

           - 1H 2000 begin clinical trial preventing adhesion following left-ventricular assist device implantation

SLIDE:

           FOCAL PARTNERSHIP ADDS BIOMATERIALS DEPTH

           -  GZBX to sell Focal's surgical sealant in North America

           -  First labeled indication:  air leaks in lung surgery

           -  $70M North America market opportunity

           -  Complement product portfolio

           -  Expect FDA approval and launch in 2000

SLIDE:

ATTACKING SERIOUS HEART DISEASE THROUGH...

Biotherapeutics  [right arrow]    Biomaterials   [right arrow]   Devices

  -  Gene Therapy                 -  Sepra(R) Products           -  Chest Drains

  -  Cell Therapy                 -  FocalSeal(R)- L             -  Instruments

                                  -  Other                       -  Sutures

                                                                 -  Minimally

                                                                 -  Invasive

                                                                 -  Instruments

SLIDE:

         OPCAB ELITE(TM) WITH COHN CARDIAC STABILIZer(TM)

         [Pictures of OPCAB Elite(TM) and Cohn Cardiac Stabilizer(TM)]

SLIDE:

         GENZYME CARDIOTHORACIC PRODUCT PIPELINE

RESEARCH          PRECLINICAL               CLINICAL
                  DEVELOPMENT               DEVELOPMENT

CONCEPT  [right arrow]                                                          MARKET

                                                               [arrow up]       [arrow up]
                                                           FocalSeal(R) - L     MISCV
                                                                                Sepra Film(R)

                                                              [arrow up]
                                                              Seprafilm(TM) II - Adhesions

                                                     [arrow up]
                                                     Gene Therapy - Angiogenesis

                                            [arrow up]
                                            Sepra Coat(R) - Atrial Fibrillation

                                    [arrow up]
                                    Cell Therapy - Ventricular Restoration

                           [arrow up]
                           Cell Therapy (Ventricular Aneurysm)
                           Drug Delivery

[arrow up]                    - Atrial Fibrillation
Surface Modification          - Local, Sustained Anesthetic

                           Gene Therapy
                              - CHF
                              - Restenosis

SLIDE:

           BIO-CARDIO STRENGTHS

           -  GREATER THAN $90 million in revenue growing 20%

           -  Well established brands

           - Well respected direct sales force augmented by strong distribution worldwide

           -  High value pipeline

SLIDE:

         ADHESION DISEASE IS A MAJOR PROBLEM

                                               [Picture of small bowel adhesion]

           -  Additional opportunities exist

              - abdominal and colorectal
              - gynecology
              - cardiac
              - sinus
              - neuro
              - orthopedics

           -  Market potential exceeds $500 million

SLIDE:

         GZBX IS A LEADER IN ADHESION PREVENTION

Step 1: Establish Sepra Film(R) as standard of care in colorectal surgery Step 2: Expand Sepra(R) family

New Formulations                            New Anti-Adhesion
                                              Applications

         -  Sepra Film(R)                    -  Hernia Repair

         -  Sepragel(R)                      -  Cardiovascular surgery

         -  Sepramesh(TM)                    -  Sinus Surgery

         -  Sepra Coat(R)                    -  Laparoscopic surgery

         -  Hylasine(R)                      -  Orthopedics

         -  Hylagel(R) Nuro


SLIDE:

         CREATING A NEW FORM OF BIOTECH COMPANY

         -  High value products, early in their life cycles

         -  A high value pipeline resting on well-regarded scientific platforms

         -  Expertise and infrastructure to build a global business

         -  Critical mass in emerging markets

                              * * * * * * * * * * *


This filing contains forward-looking statements, including statements regarding the consummation of the transactions, the creation of a newly publicly traded stock, the impact of the transactions on Genzyme Corp.'s, Genzyme Tissue Repair's, Genzyme Surgical Products' and Biomatrix's respective earnings and financial positions, the future growth and success of Genzyme Biosurgery, Genzyme Biosurgery's impact on Genzyme Corp.'s involvement in the bio-orthopedic and cardiothoracic markets, the potential market introduction of new orthopedic and cardiothoracic surgery products, surgical devices and biomaterials, expected revenues based on new products, the sufficiency of the cash and other resources of Genzyme Biosurgery, the tax-free nature of the transaction and the expected allocation of Genzyme Biosurgery common stock. Actual results may differ materially from those indicated depending on many factors including conditions in the financial markets relevant to the proposed transaction, the likelihood of regulatory and other approvals of the transactions, the operational integration associated with the transaction and other risks generally associated with such transactions, the accuracy of information about the biosurgery market, the competitive environment for the biosurgery market, market acceptance of Genzyme Biosurgery's products and services, delays in the production or development of Genzyme Biosurgery's products, the enrollment rate for clinical trials, the ability of Genzyme Biosurgery and/or its partners to manufacture sufficient quantities of products for clinical trials, the ability to successfully complete preclinical and clinical development of products, the actual safety and efficacy of products, the timing and content of submissions to and decisions by the FDA and other regulatory authorities, the continued funding of collaborations and programs by Genzyme Corp., Genzyme Biosurgery and/or their partners and the ability of Genzyme Biosurgery and/or its partners to successfully commercialize products.